Exhibit 99.6

NICE Receives “Artificial Intelligence Solution of the Year” Award
For Enlighten AI from 2023 National Technology News

Enlighten AI for Vulnerable Customers is a comprehensive AI solution that interprets consumer behavior and accurately identifies vulnerable customers to comply with FCA regulations

Hoboken, N.J., August 23, 2023 – NICE (Nasdaq: NICE) announced that the 2023 National Technology Awards, sponsored by National Technology News, named NICE Enlighten AI for Vulnerable Customers as its “Artificial Intelligence Solution of the Year” award winner. In its sixth year, the awards program is a comprehensive celebration of leading technology across a range of industries and organized by National Technology News, part of Perspective Publishing, a leading publishing and events company. The Artificial Intelligence category rewards companies making use of machine learning and algorithms to turn raw data into useful insights and value for customers.

NICE Enlighten AI for Vulnerable Customers is a complete out-of-the-box solution that objectively analyzes every interaction based on the UK’s Financial Conduct Authority (FCA) drivers of vulnerability, as well as complaints, and automates the remediation process. Contact centers have traditionally relied on their agents to manually identify vulnerable customers based on training they have received. But it is difficult to determine the subtle clues of vulnerability because most consumers are not willing to admit or are unaware that they classify as vulnerable. Enlighten AI for Vulnerable Customers enables contact centers to embed the fair treatment of customers into their business processes by using Enlighten’s purpose-built model for Vulnerable Customers which automatically identifies a vulnerable customer based on customers’ interactions.  This gives front-line staff the visibility and guidance they need to identify and respond to a range of characteristics of the potentially vulnerable.

The FCA broadly defines a vulnerable customer as anyone who is susceptible to detriment due to personal circumstances. Organizations that provide financial services to consumers are required by the FCA’s Consumer Duty mandate — which will be enforced starting July 31, 2023 (for existing products and solutions) — to have a special protocol for identifying and interacting with vulnerable customers.

“According to the FCA, estimates are that approximately 47% of UK adults exhibit one or more characteristics of vulnerability. Enlighten AI for Vulnerable Customers makes it possible for firms to streamline their compliance programs and automate their reporting and coaching processes, cost effectively and at scale,” said Darren Rushworth, President, NICE International. “NICE has invested significantly in creating a powerful solution that combines the speed of AI with targeted behavioral analytics to provide UK-based contact centers the ability to proactively serve vulnerable customers.”

For further information on NICE Enlighten AI for Vulnerable Customers, please visit our website here.. For the datasheet, please click here.

About National Technology News
National Technology News (NTN) is a key brand for technology purchasers and vendors in the UK. Following the success of the inaugural National Technology Awards in 2017, and with growing demand for a dedicated high-level news-driven site, National Technology News was born. NTN has grown into a multi-channel news and events brand that offers companies direct access to the decision-makers for technology in UK businesses. National Technology News is part of Perspective Publishing, a leading publishing, and events company. Perspective also publishes FStech and Retail Systems, the leading technology titles within the financial and retail sectors within the UK.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +646,408-5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE marks, please see www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.